EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 27, 2012 and July 29, 2011

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 27, 2012	July 29, 2011	July 27, 2012	July 29, 2011

Net Sales	$485,949	$409,512	$1,461,662	$1,215,588
Gross Margin	172,096	143,539	514,700	436,608

Net Earnings (Loss) from Continuing
Operations Attributable to Esterline	$(17,104)	$37,741	$50,875	$113,675
Loss from Discontinued Operations
Attributable to Esterline, Net of Tax	0	(46)	0	(75)

Net Earnings (Loss) Attributable to Esterline	$(17,104)	$37,695	$50,875	$113,600

Basic

Weighted Average Number of
Shares Outstanding	30,835	30,579	30,712	30,475

Earnings (Loss) Per Share Attributable to Esterline – Basic:
Continuing Operations	$(.55)	$1.23	$1.66	$3.73
Discontinued Operations	.00	.00	.00	.00

Earnings (Loss) Per Share Attributable
to Esterline – Basic	$(.55)	$1.23	$1.66	$3.73

Diluted

Weighted Average Number of
Shares Outstanding	30,835	30,579	30,712	30,475
Net Shares Assumed to be Issued
for Stock Options	0	681	554	669

Weighted Average Number of Shares
and Equivalent Shares
Outstanding – Diluted	30,835	31,260	31,266	31,144

Earnings (Loss) Per Share Attributable to Esterline – Diluted:
Continuing Operations	$(.55)	$1.21	$1.63	$3.65
Discontinued Operations	.00	.00	.00	.00

Earnings (Loss) Per Share Attributable
to Esterline – Diluted	$(.55)	$1.21	$1.63	$3.65